EXHIBIT 99.3

Intellipharmaceutics Announces Third Quarter 2023 Results

Toronto, Ontario October 16, 2023 – Intellipharmaceutics International Inc. (OTCQB: IPCIF and TSX: IPCI) (“Intellipharmaceutics” or the “Company”), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today reported the results of operations for the three and nine months ended August 31, 2023.  All dollar amounts referenced herein are in United States dollars unless otherwise noted.

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We reported that the five nominees, each of whom was an incumbent director of the Company, identified in the Management Information Circular dated August 1, 2023 (the “Circular”) were elected as directors of the Company at the annual meeting of shareholders of the Company held September 14, 2023. Other resolutions tabled for consideration at the Meeting, as set out in the Circular, were also approved by shareholders of the Company.

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On June 5, 2023 the Company filed its annual audited financial statements for the year ended November 30, 2022 as well as the interim (Q1 2023) financial statements, MD&A and the required certifications. The Ontario Securities Commission (the “OSC”) was satisfied that the Company had filed the continuous disclosure documents required within the time specified in the failure to file cease trade order (CTO), then in effect, and revoked the CTO June 7, 2023.

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On March 7, 2023 the Company had announced that the “OSC” had issued a general "failure to file" cease trade order (CTO) pursuant to National Policy 11-103 – Failure to File Cease Trade Orders in Multiple Jurisdictions dated March 6, 2023 in respect of the securities of the Company as a result of the Company’s inability to file its annual audited financial statements and other required filings for the fiscal year ended November 30, 2022 by the filing deadline of February 28, 2023.

The CTO prohibited the trading, whether direct or indirect, by any person of any securities of the Company in each jurisdiction in Canada in which the Company is a reporting issuer for as long as the CTO remains in effect; however, the CTO provides an exception for beneficial security holders of the Company who are not (and who were not as of March 6, 2023) insiders or control persons of the Company and who sell securities of the Company acquired before March 6, 2023 if both of the following criteria are met: (i) the sale is made through a "foreign organized regulated market", as defined in section 1.1 of the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada and (ii) the sale is made through an investment dealer registered in a jurisdiction of Canada in accordance with applicable securities legislation. If the default is remedied within 90 days of the date of the CTO (March 6, 2023), including any annual or interim financial statements, MD&A and certifications that subsequently became due, the filing of the documents constitutes the application to revoke the CTO and no application fee would be required.

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On February 3, 2023 the Company had announced that its annual audited financial statements for the fiscal year ended November 30, 2022, related management’s discussion and analysis and accompanying Chief Executive Officer and Chief Financial Officer certificates and annual information form for the fiscal year ended November 30, 2022 due February 28, 2023 will not be filed by the filing deadline.

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In August 2022 the Company announced that it has entered into a license and supply agreement with Taro Pharmaceuticals Inc. ("Taro"), by which the Company has granted Taro an exclusive license to market, sell and distribute in Canada, Desvenlafaxine Extended-release Tablets in the 50 mg and 100 mg strengths (the "licensed product") approved for sale in the Canadian market by the Pharmaceutical Drugs Directory (PDD) of Health Canada.

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In February 2022 the Company received marketing approval for the Canadian market from Health Canada (notice of compliance) for generic Pristiq (desvenlafaxine succinate extended-release tablets) in the 50 and 100 mg strengths.

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Results of Operations

The Company recorded net loss for the three months ended August 31, 2023 of $1,889,227 or $0.06 per common share, compared with a net loss of $296,043 or $0.01 per common share for the three months ended August 31, 2022. For the three months ended August 31, 2023, the net loss is attributed to expenditures related to ongoing selling, general and administrative expenses related to professional and legal fees, as well as ongoing R&D expenses, as well as recording of $873,713 as a provision for potential clawback of royalty revenue from future sales of our generic Focalin XR® under the Par agreement; it is connected with  licensing revenue of the product during the three-months ended August 31, 2023. In the three months ended August 31, 2022, the net loss was attributed to the gain on sale of equipment, decreased administrative expense related to professional and legal fees and R&D expenses. In the three months ended August 31, 2021, the net loss is attributed to the increase in interest expenses related the accounting for convertible debenture as well as, expenditures related to ongoing selling, general and administrative expenses related to professional and legal fees, as well as ongoing R&D expenses.

The Company recorded revenues of $68,718 for the three months ended August 31, 2023 versus $19,068 for the three months ended August 31, 2022. Such revenues consisted primarily of licensing revenues from commercial sales of our generic Focalin XR® under the Par agreement, as well as a milestone payment from the Taro agreement during the three months ended August 31, 2023. Cost of revenue were $873,718 for the three months ended August 31, 2023 in comparison to $Nil the three months ended August 31, 2022. The cost of revenue relates to recording of $873,713 as a provision for potential clawback of royalty revenue from future sales of our generic Focalin XR® under the Par agreement; it is in connection with licensing revenue of the product during the three-months ended August 31, 2023.

Expenditures for R&D were $748,216 for the three months ended August 31, 2023 in comparison to $621,591 the three months ended August 31, 2022.  The increase in the R&D expenses during the three months ended August 31, 2023 are attributed to the increase in on going R&D expenses.

Selling, general and administrative expenses were $193,528 for the three months ended August 31, 2023 in comparison to $(292,296) for the three months ended August 31, 2022, resulting in an increase of $485,824. The increase is due to an increase in administrative costs, and occupancy cost, offset by a decrease in wages.

As of August 31, 2023, our cash balance was $400,102. We currently expect to meet our short-term cash requirements from potential revenues for approved generic products or other collaborations, other available financing and by cost savings resulting from reduced R&D activities and staffing levels. Termination of the exclusive licensing agreements for the Company’s FDA approved Desvenlafaxine ER, Venlafaxine ER and Quetiapine ER products may provide opportunity for the Company to explore options of supplying the products to multiple sources on non-exclusive bases. However, there can be no assurance that the products previously licensed and terminated will be successfully commercialized and produce significant revenues for us. We will need to obtain additional funding to, among other things, further product commercialization activities and development of our product candidates. The Company recently entered into a license and supply agreement with Taro Pharmaceuticals Inc. by which the Company has granted Taro an exclusive license to market, sell and distribute a product in Canada. There can be no assurance that the product will be successfully commercialized and produce significant revenues for us. Potential sources of capital may include, if conditions permit, equity and/or debt financing, payments from licensing and/or development agreements and/or new strategic partnership agreements. The Company has funded its business activities principally through the issuance of securities, loans from related parties (see “Related Party Transactions” for more information related to the terms of such loans and applicable maturities) and funds from development agreements. There is no certainty that such funding will be available going forward or, if it is, whether it will be sufficient to meet our needs.  Our future operations are highly dependent upon our ability to source additional funding to support advancing our product candidate pipeline through continued R&D activities and to expand our operations. Our ultimate success will depend on whether our product candidates are approved by the FDA, Health Canada, or the regulatory authorities of other countries in which our products are proposed to be sold and whether we are able to successfully market our approved products.  We cannot be certain that we will receive such regulatory approval for any of our current or future product candidates, that we will reach the level of revenues necessary to achieve and sustain profitability, or that we will secure other capital sources on terms or in amounts sufficient to meet our needs, or at all.

There can be no assurance that we will not be required to conduct further studies for our Aximris XRTM product candidate, that the FDA will approve any of our requested abuse-deterrence label claims, that the FDA will meet its deadline for review, or that the FDA will ultimately approve the NDA for the sale of the product candidate in the U.S. market, or that the product will ever be successfully commercialized and produce significant revenue for us.If the Aximris XRTM NDA is approved, there can be no assurance that the Company and Purdue will resolve any potential asserted patent infringement claims relating to the NDA within a thirty (30) day period following the final approval as provided in the stipulated dismissal agreement of the Purdue litigations. There can be no assurance that the Purdue parties will not pursue an infringement claim against the Company again.  There can be no assurance that any of our products or product candidates can be successfully commercialized and produce significant revenues for the company.

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About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals. Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received FDA approval) in various stages of development. The Company has ANDA and NDA 505(b)(2) drug product candidates in its development pipeline. These include the Company’s Oxycodone ER based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules).

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our expectations , plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, and statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration and risks or uncertainties arising from the delisting of our shares from Nasdaq and our ability to comply with OTCQB and TSX requirements. In some cases, you can identify forward-looking statements by terminology such as “appear”, “unlikely”, “target”, "may", "will", "should", "expects", "plans", "plans to", "anticipates", "believes", "estimates", "predicts", "confident", "prospects", "potential", "continue", "intends", "look forward", "could", “would”, “projected”, “goals” ,“set to”, “seeking” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, , the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, capital availability, the estimated proceeds (and the expected use of any proceeds) we may receive from any offering of our securities, the potential dilutive effects of any future financing, potential liability from and costs of defending pending or future litigation, risks associated with the novel coronavirus (COVID-19) including its impact on our business and operations, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates and the difficulty in predicting the timing and results of any product launches, the timing and amount of profit-share payments from our commercial partners, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property rights for our drug delivery technologies, products and product candidates, recent and future legal developments in the United States and elsewhere that could make it more difficult and costly for us to obtain regulatory approvals for our product candidates and negatively affect the prices we may charge, increased public awareness and government scrutiny of the problems associated with the potential for abuse of opioid based medications, pursuing growth through international operations could strain our resources, our limited manufacturing, sales, marketing and distribution capability and our reliance on third parties for such, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and/or commercial partners with the ability to fund patent litigation and with acceptable product development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and commercial partners, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, delays in product approvals that may be caused by changing regulatory requirements, the difficulty in predicting the timing of regulatory approval and launch of competitive products, the difficulty in predicting the impact of competitive products on sales volume, pricing, rebates and other allowances, the number of competitive product entries, and the nature and extent of any aggressive pricing and rebate activities that may follow, the inability to forecast wholesaler demand and/or wholesaler buying patterns, seasonal fluctuations in the number of prescriptions written for our generic Focalin XR® capsules which may produce substantial fluctuations in revenue, the timing and amount of insurance reimbursement regarding our products, changes in laws and regulations affecting the conditions required by the FDA for approval, testing and labeling of drugs including abuse or overdose deterrent properties, and changes affecting how opioids are regulated and prescribed by physicians, changes in laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the effect of recent changes in U.S. federal income tax laws, including but not limited to, limitations on the deductibility of business interest, limitations on the use of net operating losses and application of the base erosion minimum tax, on our U.S. corporate income tax burden, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third-party sourced products and materials, challenges related to the development, commercialization, technology transfer, scale-up, and/or process validation of manufacturing processes for our products or product candidates, the manufacturing capacity of third-party manufacturers that we may use for our products, potential product liability risks, the recoverability of the cost of any pre-launch inventory, should a planned product launch encounter a denial or delay of approval by regulatory bodies, a delay in commercialization, or other potential issues, the successful compliance with FDA, Health Canada and other governmental regulations applicable to us and our third party manufacturers' facilities, products and/or businesses, our reliance on commercial partners, and any future commercial partners, to market and commercialize our products and, if approved, our product candidates, difficulties, delays or changes in the FDA approval process or test criteria for ANDAs and NDAs, challenges in securing final FDA approval for our product candidates, including our oxycodone hydrochloride extended release tablets product candidate, in particular, if a patent infringement suit is filed against us with respect to any particular product candidates (such as in the case of Oxycodone ER), which could delay the FDA's final approval of such product candidates, healthcare reform measures that could hinder or prevent the commercial success of our products and product candidates, the risk that the FDA may not approve requested product labeling for our product candidate(s) having abuse-deterrent properties and targeting common forms of abuse (oral, intra-nasal and intravenous), risks associated with cyber-security and the potential for vulnerability of our digital information or the digital information of a current and/or future drug development or commercialization partner of ours, and risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners. Additional risks and uncertainties relating to us and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-1 and F-3 registration statements (including any documents forming a part thereof or incorporated by reference therein), as amended, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references (i) to "we," "us," "our," "Intellipharmaceutics," and the "Company" refer to Intellipharmaceutics International Inc. and its subsidiaries and (ii) in this document to share amounts, per share data, share prices, exercise prices and conversion rates have been adjusted to reflect the effect of the 1-for-10 reverse split which became effective on each of Nasdaq and TSX at the open of market on September 14, 2018. The common shares of the Company are currently traded on the OTCQB and the TSX.

Nothing contained in this document should be construed to imply that the results discussed herein will necessarily continue into the future or that any conclusion reached herein will necessarily be indicative of our actual operating results.

The consolidated financial statements, accompanying notes to the consolidated financial statements, and Management Discussion and Analysis for the three and nine months ended August 31, 2023 will be accessible on Intellipharmaceutics’ website at www.intellipharmaceutics.com and will be available on SEDAR.

Summary financial tables are provided below.

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Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated balance sheets
As at
(Stated in U.S. dollars)
	August 31,	November 30,
	2023	2022
	$	$
Assets
Current
Cash	400,102	83,722
Trade and other receivables, net	-	602
Investment tax credits	268,179	268,179
Prepaid expenses and other assets	193,616	140,008
	861,897	492,511

Property and equipment, net	666,132	788,050
Right-of-use asset	37,801	151,471
	1,565,830	1,432,032

Liabilities
Current
Accounts payable	3,859,164	3,764,692
Accrued liabilities	3,517,922	2,821,506
Employee costs payable	3,729,776	3,067,578
Operating lease liability	43,058	165,441
Income tax payable	29,036	29,036
Promissory notes payable	375,252	360,514
Convertible debentures	1,800,000	1,800,000
Deferred revenue	213,730	-
Other Liabilites	873,713	-
	14,441,651	12,008,767

Shareholders' deficiency
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding 33,092,665 common shares	49,175,630	49,175,630
(November 30, 2020 - 23,678,105)
Additional paid-in capital	45,097,313	45,097,313
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(107,433,185)	(105,134,099)
	(12,875,821)	(10,576,735)
Contingencies
	1,565,830	1,432,032

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Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of operations and comprehensive income (loss)
For the three and nine months ended August 31, 2023 and 2022
(Stated in U.S. dollars)
	Three months ended		Nine months ended
	August 31, 2023	August 31, 2022	August 31, 2023	August 31, 2022
	$	$	$	$
Revenue
Licensing	49,745	-	856,291	16,978
Up-front fees	18,973	19,068	18,973	19,068
Cost of revenue	(873,718)	-	(873,718)	(397,831)
	(805,000)	19,068	1,546	(361,785)

Expenses
Research and development	748,216	626,069	1,573,889	1,662,646
Selling, general and administrative	193,528	(292,296)	425,867	212,063
Depreciation	40,628	51,478	121,917	154,435
	982,372	385,251	2,121,673	2,029,144

Loss from operations	(1,787,372)	(366,183)	(2,120,127)	(2,390,929)
Net foreign exchange gain (loss)	(34,965)	123,171	(9,421)	100,320
Interest income	-	-	-	-
Interest expense	(66,890)	(53,031)	(169,538)	(227,060)
Financing cost	-	-	-	-
Other income	-	-	-	-
Loss on disposal of asset	-	-	-	500,000
Net (loss) income and comprehensive (loss) income	(1,889,227)	(296,043)	(2,299,086)	(2,017,669)

Net (loss) income per common share, basic and diluted	(0.06)	(0.01)	(0.07)	(0.07)

Weighted average number of common shares outstanding basic and diluted	33,092,665	33,092,665	33,092,665	28,213,586

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Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of cash flows
For the three and nine months ended August 31, 2023 and 2022
(Stated in U.S. dollars)
	Three months ended		Nine months ended
	August 31, 2023	August 31, 2022	August 31, 2023	August 31, 2022
	$	$	$	$
Net income (loss )	(1,889,227)	(291,565)	(2,299,086)	(2,013,191)
Items not affecting cash
Depreciation	40,628	51,478	121,917	154,435
Accreted interest on convertible debenture	-	-	-	69,351
Gain on disposal of asset	-	-	-	(500,000)
Non-cash lease expense	4,005	(167)	8,713	875
Unrealized foreign exchange (gain) loss	7,790	(5,690)	(2,687)	(3,878)

Change in non-cash operating assets & liabilities
Trade and other receivables	333,582	-	602	-
Prepaid expenses, sundry and other assets	(1,205)	60,316	(53,608)	(144,805)
Accounts payable, accrued liabilities and employee costs payable	1,531,525	(107,518)	2,326,799	1,244,917
Deferred Revenue	213,730	-	213,730	-
Cash flows provided from (used in) operating activities	240,828	(293,146)	316,380	(1,192,296)

Investing activity
Purchase of property and equipment	-	-	-	-
Sale of property and equipment	-	-	-	500,000
Cash flows provided from investing activities	-	-	-	500,000

Increase (decrease) in cash	240,828	(293,146)	316,380	(692,296)
Cash, beginning of period	159,274	372,795	83,722	771,945

Cash, end of period	400,102	79,649	400,102	79,649

Supplemental cash flow information
Interest paid	-	-	-	-
Taxes paid	-	-	-	-

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CONTACT INFORMATION

Company Contact:

Intellipharmaceutics International Inc.

Isa Odidi

Chief Executive Officer

416.798.3001 ext. 102

investors@intellipharmaceutics.com

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